Exhibit 16.1

                                                       [LOGO OF ARTHUR ANDERSEN]




March 5, 2002

Mr. Thomas J. Clarke
Chief Executive Officer
TheStreet.com, Inc.
14 Wall Street
New York, NY  10005


Dear Mr. Clarke:

         This is to confirm that the client-auditor relationship between TheStreet.com and Arthur Andersen LLP will terminate upon completion of the audit of the 2001 financial statements and the filing of the related Form 10-K. Our resignation results from the inability of our Firm to continue to work with TheStreet.com in a cooperative manner. This has been directly caused by what we believe to be inappropriate public comments about our Chief Executive Officer and our Firm made by a member of your Board of Directors.

Very Truly Yours,


/s/ Thomas J. Duffy
---------------------------------
Thomas J. Duffy